Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: May 7, 2018

IFF Employee FAQ

1.	What can you tell me about Frutarom?
•	Frutarom is a flavors, savory solutions and natural ingredients company headquartered in Israel, with production and development centers on six continents.
•	It markets and sells over 70,000 products to more than 30,000 customers in over 150 countries.
•	Frutarom is primarily focused on natural products, which drive more than 75% of its sales.
•	Frutarom’s product portfolio consists of innovative and integrated solutions combining taste and health, natural and clean label products.

2.	Why is this good for IFF? How does this fit into IFF’s strategy?
•	This transaction is all about growth.
•	It unites two industry-leading, innovative companies, and will establish a global leader in taste, scent and nutrition.
•	This fits well with our Vision 2020 strategy. IFF and Frutarom truly are ideal strategic partners.
•	Frutarom’s portfolio is complementary to ours and creates opportunities to expand into attractive and fast-growing categories, such as natural colors, enzymes, antioxidants and health ingredients.
•	They are very strong with small- and mid-sized customers (75% of their sales), where the majority of growth occurs.
•	The combined company’s customers will have access to a comprehensive and differentiated portfolio with more integrated solutions.

3.	What does this mean for me? What can we expect between now and closing?
•	It is business as usual until we close the transaction.
•	This transaction is all about growth, which means more opportunities for our employees as we create a larger, more diverse organization.
•	We are implementing a comprehensive, focused, and disciplined integration plan.
•	We will continue to keep you updated on our progress, as appropriate.

4.	Will there be any layoffs because of this transaction? What will happen to employees in overlapping roles?
•	This transaction is about growth, and we are counting on all of you to help us succeed and realize our goals. As decisions are made, we will provide updates as appropriate.
•	Both companies recognize the many contributions of all employees and to the extent there are changes, we are committed to communicating with care and respect.
•	During the integration planning work, decisions will be made concerning organizational structure, including employees and their roles in the combined company.

5.	Will there be any opportunities in terms of jobs and relocations?
•	This transaction is about facilitating continued growth and success by creating a larger, more diverse organization, however, there are many details to work through, and it is much too soon to know or discuss specific plans.

6.	What does this mean for Fragrance employees?
•	While much of Frutarom’s focus is on flavors, health and wellness, they also have fragrances capabilities which will expand IFF’s access to natural ingredients, thus growing our offerings to customers.
•	Their portfolio also includes aromachemicals, essential oils, citrus specialties and active cosmetic ingredients, so I believe you will see many opportunities for fragrances once the transaction closes in six to nine months.
•	This transaction is all about growth, which means more opportunities for our employees as we create a larger, more diverse organization.

7.	What does this mean for our customers?
•	From now until close, it is business as usual and we plan to continue to address our customers’ needs with the same high-quality service that they have come to expect from us.
•	Upon closing the transaction, we will offer our expanded customer base a stronger portfolio of solutions, which will allow us to grow beyond our core taste and scent businesses into nutrition.

8.	When will the transaction be completed?
•	The transaction is expected to close in six to nine months and is subject to approval by Frutarom shareholders, clearance by the relevant regulatory authorities and other customary closing conditions.

9.	Will there be any immediate changes to the IFF’s management team? What role will Frutarom’s CEO, management and employees play in the combined company?
•	Following the close of the transaction, Andreas Fibig will continue to serve as Chairman and Chief Executive Officer of IFF.
•	Ori Yehudai, President and CEO of Frutarom, will serve as a strategic advisor supporting Andreas Fibig.
•	Beyond that, it is very early in the process and many details will be determined in the months ahead.

10.	Where will the combined company be headquartered? What will happen to Frutarom’s headquarters?
•	The company will be headquartered in New York City and will maintain a presence in Israel.

11.	Will there be any changes to employee compensation, benefits and plans?
•	Until the transaction closes, IFF and Frutarom will operate as separate companies and employee compensation and benefits will continue in the ordinary course.
•	We do not expect any changes to IFF’s compensation and benefit plans.

12.	What are the integration plans? Who will lead the integration effort?
•	Both IFF and Frutarom have experience with integration, and we will leverage this experience to ensure a smooth transition to a combined company.

13.	Where can I find more information about the announcement? Who can I contact with additional questions?
•	The press release we issued earlier today is available on our website. As always, we will be sure to communicate important updates, as appropriate.
•	If you have additional questions, please don’t hesitate to reach out to your direct supervisor.

14.	Frutarom seems to be all about Flavors. What happens to the fragrances teams?
•	Fragrances has always been and will always be absolutely vital to our business. We fully expect the teams to continue to push the boundaries and create industry-leading solutions.
•	While much of Frutarom’s focus is on flavors, health and wellness, they also have certain fragrances capabilities which will expand IFF’s access to natural ingredients, thus growing our offerings to customers.
•	Their portfolio also includes aroma chemicals, essential oils, citrus specialties and active cosmetic ingredients that complement IFF’s fragrance portfolio well.

15.	Will our priorities shift as a result of the acquisition?
•	First, and foremost, it is imperative that everyone focuses on delivering our 2018 objectives and executing our Vision 2020 strategy.
•	A successful integration will become one of our top priorities, and will be reviewed alongside our previous priorities.
•	As result, some will continue as planned and others will change. But one thing is for sure, everyone in the organization should be contributing in one form or another.

16.	What are the EC’s expectations for employees?
•	This transaction is about facilitating continued growth and success by creating a larger, more diverse organization, however, there are many details to work through, and it is much too soon to know or discuss specific plans.
•	We need all our colleagues to focus on business as usual and ensure no impact on our customers. Further, management asks for openness to new avenues, support for the reorientation, and constructive contributions in overcoming challenges and implementing measures.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.